[COOLEY GODWARD KRONISH LLP LETTERHEAD]
January 12, 2007
Via EDGAR
Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vitria Technology, Inc.
Amended Preliminary Transaction Statement on Schedule 13E-3
File No. 5-58159
Filed December 6, 2006

Revised Preliminary Proxy Statement on Schedule 14A
File No. 0-27207
Filed December 6, 2006
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     On behalf of our client Vitria Technology, Inc. (“Vitria” or the “Company”), we have filed Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A on January 12, 2007 (the “Schedule 14A Amendment”) in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2007 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 20, 2006 (the “Schedule 14A”), as amended on December 6, 2006, and the Company’s Preliminary Transaction Statement on Schedule 13E-3 filed on October 20, 2006 (the “Schedule 13E-3”), as amended on December 6, 2006.
     We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined in this letter have the meanings given to them in the Schedule 14A.
1.	In the two new sections addressing the Trust (on pages 3 and 33 of the revised preliminary proxy statement), please note whether the shares held by the Chang Family Trust will be “rolled over” into shares of the surviving entity after the merger, or whether they will be cashed out like those held by unaffiliated shareholders. in addition, and especially if Trust shares will be cashed out, consider whether this section is needed in the Summary Term Sheet portion of the proxy statement, which is intended to summarize the most material features of the transaction.

The disclosure on page 3 has been deleted in response to the Staff’s comment. Disclosure has been revised on pages 33 and 34 in response to the Staff’s comment.
2.	We note the table on page 4 added in response to prior comment 10. Please tell us why you have excluded Drs. Chang and Skeen from this table. At the very least, you should disclose that these person have been excluded and the reason why

Disclosure has been revised on page 4 in response to the Staff’s comment.

[COOLEY GODWARD KRONISH LLP LETTERHEAD]
Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
January 12, 2007
Page Two
3.	We note your response to prior comment 12. Please expand your disclosure on page 4 to mention the existence of the Key Employee Retention and Severance Plans, the treatment of restricted stock options held by executive officers and the compensation paid to members of the Special Committee.

Disclosure has been revised on page 3 in response to the Staff’s comment.
4.	Please refer to prior comment 22, which we reissue in part. Please tell us with a view to disclosure who proposed the initial purchase price for the assets sold to QiIinSoft and what the initial price was, if different from the ultimate sale price of $1.5 million. Identify the third party that provided you with an opinion supporting the valuation and other terms of the transaction. Please provide us with a copy of the opinion.

Disclosure has been revised on page 13 in response to the Staff’s comment. A copy of the opinion from a business unit of an independent appraisal firm will be provided supplementally to the Staff under separate cover. The Company respectfully submits that it does not believe that the identity of the business unit of the independent appraisal firm which rendered the opinion is material to an evaluation of the proposed merger by investors as the sale of the operations in China to QilinSoft occurred over three years ago.
5.	We note your response to prior comment 36 and reissue the comment with respect to the filing of such materials as exhibits to the Schedule 13E-3.

The Company will promptly file such materials as exhibits to the Schedule 13E-3; however, due to confidentiality agreements with prospective bidders as well as the confidential nature of the identities of prospective bidders contacted or considered who did not execute such agreements, the Company intends to seek confidential treatment of the identities of such prospective bidders.
6.	Please refer to prior comment 37. Please briefly explain the significance of DGCL 203(c)(1).

Disclosure has been revised on page 22 in response to the Staff’s comment.
7.	We note your response to prior comments 38 and 48 and reissue the comments. Your statement on page 26 that the Special Committee “adopted as appearing reasonable” the Jeffries Broadview analyses are unclear and confusing. Revise to specifically state that the Special Committee “adopted” the Jeffries Broadview analyses, which appears to be what you mean. Additionally, regarding your response to prior comment 38, please clarify whether the Board authorized the Special Committee to determine the fairness of the transaction on the Board’s behalf.

Disclosure has been revised on pages 15 and 26 in response to the Staff’s comment.
8.	We reissue prior comment 43 with respect to how the Board deemed the transaction substantively fair in light of the trading prices mentioned.

Disclosure has been revised on page 26 in response to the Staff’s comment.

[COOLEY GODWARD KRONISH LLP LETTERHEAD]
Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
January 12, 2007
Page Three
9.	We note your response to prior comment 46. Please revise your disclosure to include the information presented in your response. In addition, clarify how Jeffries Broadview analyzed the financial analyses as a whole, to arrive at its fairness determination.

Disclosure has been revised on pages 32 and 33 in response to the Staff’s comment.
10.	The disclosure about Dr. Chang and Dr. Skeen’s discussions with a third party to sell a minority interest in Innovation Technology after the merger should be more prominently disclosed in an appropriate section of the proxy statement, including in the Summary Term Sheet. In addition, expand the disclosure concerning the discussions that have taken place to describe any materials terms that have been discussed, including price-timing, etc.

Disclosure has been revised on pages 4 and 37 in response to the Staff’s comment.
Sincerely,
Cooley Godward Kronish llp
/s/ John T. McKenna
John T. McKenna
Enclosures
Without Attachments:

cc:	M. Dale Skeen, Ph.D., Vitria Technology, Inc.
Michael D. Perry, Vitria Technology, Inc.
Eric C. Jensen, Esq., Cooley Godward Kronish LLP
Jennifer Fonner DiNucci, Esq., Cooley Godward Kronish LLP
David K. Michaels, Esq., Fenwick & West LLP